Filed Pursuant to Rule 433

Registration No. 333-253290-03

Free Writing Prospectus Dated June 21, 2021

PPL ELECTRIC UTILITIES CORPORATION

$650,000,000

FIRST MORTGAGE BONDS, FLOATING RATE SERIES DUE 2024

Issuer:	PPL Electric Utilities Corporation

Title:	First Mortgage Bonds, Floating Rate Series due 2024

Issuance Format:	SEC Registered

Principal Amount:	$650,000,000

Trade Date:	June 21, 2021

Settlement Date:	June 24, 2021 (T+3)

Stated Maturity Date:	June 24, 2024

Interest Payment Dates:	March 24, June 24, September 24 and December 24 of each year, beginning on September 24, 2021

Floating Rate:	Reset quarterly based on Compounded SOFR plus 33 basis points (0.33%)

Price to Public:	100.00% of the principal amount

Optional Redemption:	Not redeemable prior to June 24, 2022. At any time on or after June 24, 2022, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

CUSIP / ISIN:	69351U AY9 / US69351U AY91

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	Truist Securities, Inc. Scotia Capital (USA) Inc. Santander Investment Securities Inc. TD Securities (USA) LLC

Expected Ratings:*	A1 (Stable) by Moody’s Investors Service, Inc. A (Positive) by S&P Global Ratings, a division of S&P Global Inc.

*Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated June 21, 2021.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or PNC Capital Markets LLC toll-free at 1-855-881-0697.